October 20, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter October 15, 2014

Form S-1/A

Filed October 1, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 15, 2014 addressed to Mr. Hajime Abe, the Company’s President, Chief Executive Officer, and Director, with respect to the Company’s filing of its S-1/A on October 1, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 1 in our letter dated September 23, 2014. It is unclear to us how Mr. Fukumoto would qualify as an officer for purposes of Rule 3a4-1(a)(4)(iii). In this regard, we note your statement in your response that Mr. Fukumoto is not an executive officer. Since you have only one executive officer—Mr. Abe—it does not appear that Mr. Fukumoto has any authority to supervise the activities of Mr. Abe. As a result, it is unclear how the aforementioned rule is available. Please either revise your registration to clarify how you will conduct your offering or, if you believe that there are additional facts that support the availability Rule 3a4-1, please provide us with those facts and an accompanying analysis of such facts under the rule.

COMPANY RESPONSE

On October 16, 2014 the Company has elected Shunji Fukumoto as the Chief Financial Officer of the Company. He still also serves as Secretary of the Company. An 8-K has been filed on October 16, 2014 regarding his appointment as CFO.

As CFO Mr. Fukumoto now serves an executive role as an officer to the Company. This has been reflected as follows:

Page 3, 15,17, 18, 21, the following was added: “and Chief Financial Officer” or “and Chief Financial Officer Shunji Fukumoto”. Revisions have been marked accordingly.

First risk factor on page 13 was amended by adding: “Our CFO Shunji Fukumoto also lacks experience in and with the reporting and disclosure obligations of publicly traded-companies and with serving as an officer of a publicly traded company.”

The following was added on page 16 “Description of Business” :

On September 25, 2014, it was unanimously agreed by the Board of Directors and majority vote of shareholders that Mr. Hajime Abe would resign as the Secretary of the Corporation. It was also unanimously agreed that following such resignation, Mr. Shunji Fukumoto be appointed Secretary of the Corporation. Mr. Fukumoto is now the Secretary of the Corporation.

On October 16, 2014, it was unanimously agreed by the Board of Directors and majority vote of shareholders that Mr. Hajime Abe would resign as the Chief Financial Officer of the Corporation. It was also unanimously agreed that following such resignation, Mr. Shunji Fukumoto be appointed Chief Financial Officer of the Corporation. Mr. Fukumoto is now the Chief Financial Officer in addition to being the Secretary of the Company.

Shunji Fukumoto was added to “Executive Officers”. His biography was also added appropriately.

Page 25:

Shunji Fukumoto was added to Executive Compensation. His compensation which is none is now reflected.

Page 27:

Shunji Fukumoto was added to “Security Ownership of Certain Beneficial Owners and Management.” His ownership in the amount of 0% is reflected.

Page 31:

Shunji Fukumoto was added to the signature page as CFO. His electronic signature is now present.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 20, 2014

/s/ Hajime Abe

President & CEO